EXHIBIT 12.1

CENTERPOINT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years Ended December 31,
	2005	2004	2003	2002	2001

Available earnings:
Income from continuing operations before income taxes and equity in net income of affiliate plus gains on sale of real estate	$4,141	$(24,150)	$6,889	$17,591	$(4,121)
Plus:
Interest expense	29,050	33,032	25,735	27,456	32,299
Amortization of deferred financing costs	3,742	3,567	3,354	2,918	2,376
Distributed share of equity from affiliates	881	5,703	2,281	1,994	3,309

Available earnings	$37,814	$18,152	$38,259	$49,959	$33,863

Fixed charges:
Interest expense, including interest expense from discontinued operations	$29,388	$33,032	$27,596	$30,452	$32,299
Amortization of deferred financing costs	3,742	3,567	3,354	2,918	2,376
Interest capitalized	8,978	6,586	8,569	8,444	7,154

Fixed charges	$42,108	$43,185	$39,519	$41,814	$41,829

Ratio of earnings to fixed charges	0.9	0.4	1.0	1.2	0.8